Semiannual Report

MARCH 31, 2006

Waddell & Reed Advisors High Income Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors High Income Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors High Income Fund, Inc. prospectus and current Fund performance information.

President's Letter

March 31, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the six months ended March 31, 2006. Stock prices generally rose during the period while bond prices were flat, accompanied by a dramatic narrowing of the difference in income potential between money market securities (those maturing in less than a year) and bonds that mature in 10 to 30 years. Overall, the Citigroup Broad Investment Grade Index declined 0.03 percent over the last six months.

Between September and March, global financial markets contended with volatile energy prices, uncertainties regarding both Federal Reserve monetary policy and U.S. government fiscal policy and negative news related to the Iraq war and Iran's nuclear ambitions. Several U.S. states faced economic issues related to rebuilding after the worst hurricane season in the nation's history last summer.

Despite all these challenges, the S&P 500 Index increased 6.39 percent during the six-month period ended March 31, while the Dow Jones Industrial Average rose 6.13 percent. Corporate profits have remained strong in many sectors even as growth in U.S. gross domestic product (GDP) slowed – we think temporarily – to 1.7 percent in 2005's calendar fourth quarter. Housing markets in the U.S. cooled a bit as the yield on 10-year U.S. Treasury bonds – a fixed-income security that lenders often use to set home mortgage

rates – rose to 4.85 percent, from 4.30 percent six months earlier.

Many market professionals have one question in mind these days: how much more will the Federal Reserve have to tighten money before it becomes convinced that inflation is under control? By March 31, the Fed's target for short-term interest rates (the Federal Funds rate) stood at 4.75 percent following four quarter-point increases since September. We think that as it becomes clear that the U.S. economy is operating at a sustainable, non-inflationary rate, the two-year long tightening cycle may end.

This past winter, many Americans were fortunate to enjoy relatively mild weather – blunting the impact of high natural gas prices on consumer spending. Nevertheless, energy costs remain an economic wild card, as evidenced by a recent rebound in gasoline prices with the arrival of spring.

We believe that longer term, higher energy prices are here to stay, creating pain at the pump, but also investment opportunity both here and abroad. That is one reason why we believe that the best way to achieve your long-term financial goals is to develop and maintain a personal financial plan. Through appropriate diversification in multiple asset classes, you potentially take advantage of long-term change and provide greater balance to your portfolio.

Your financial advisor can help you develop an appropriate investment strategy as part of a customized financial plan based on your individual goals. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your continued confidence in us as long-term stewards of your investments.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

HIGH INCOME FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2006.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,031.60	1.15%	$ 5.89
Class B	1,000	1,025.10	2.13	10.73
Class C	1,000	1,026.80	2.06	10.44
Class Y	1,000	1,033.30	0.83	4.17
Based on 5% Return[2]				
Class A	$1,000	$1,019.18	1.15%	$ 5.86
Class B	1,000	1,014.32	2.13	10.68
Class C	1,000	1,014.66	2.06	10.38
Class Y	1,000	1,020.79	0.83	4.14

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2006, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF HIGH INCOME FUND

Portfolio Highlights

On March 31, 2006, Waddell & Reed Advisors High Income Fund, Inc. had net assets totaling $904,014,625 invested in a diversified portfolio of:

93.02%	Corporate Debt Securities
4.37%	Cash and Cash Equivalents
2.61%	Common and Preferred Stocks, Right and Warrant

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



Utilities Bonds.	$12.61
Capital Goods Bonds	$12.35
Consumer Services Bonds	$11.15
Consumer Nondurables Bonds	$ 9.96
Energy Bonds.	$ 9.93
Health Care Bonds.	$ 6.91
Business Equipment and Services Bonds .	$ 5.41
Shelter Bonds.	$ 5.36
Cash and Cash Equivalents.	$ 4.37
Financial Services Bonds.	$ 4.16
Technology Bonds	$ 4.02
Retail Bonds.	$ 3.66
Raw Materials Bonds	$ 3.40
Common and Preferred Stocks, Right and Warrant	$ 2.61
Consumer Durables Bonds	$ 2.48
Miscellaneous Bonds	$ 1.62

On March 31, 2006, the breakdown of bonds (by ratings) held by the Fund was as follows:



▪	A	4.79%
▪	BBB	2.66%
☐	BB	15.79%
▪	B	59.65%
▪	CCC	9.55%
▪	Non-rated	0.58%
▪	Cash and Cash Equivalents and Equities .	6.98%

Ratings reflected in the wheel above are taken from the following sources in order of preference: Standard & Poor's and Moody's.

The Investments of High Income Fund

March 31, 2006

COMMON STOCKS, RIGHT AND WARRANT	Shares	Value
Capital Equipment – 0.15%		
Dresser-Rand Group Inc.*	54,000	$ 1,341,900
Finance Companies – 0.01%		
ONO Finance Plc, Rights (A)*	2,500	50,000
Hotels and Gaming – 0.32%		
Pinnacle Entertainment, Inc.*	103,000	2,901,510
Mining – 0.58%		
Phelps Dodge Corporation.	65,400	5,266,662
Multiple Industry – 0.22%		
Mariner Energy, Inc.*	95,011	1,948,676
Petroleum – Domestic – 0.52%		
Diamond Offshore Drilling, Inc.	13,900	1,244,050
EXCO Resources, Inc.*	272,500	3,414,425
		4,658,475
Petroleum – International – 0.48%		
Forest Oil Corporation*	117,400	4,364,932
Utilities – Gas and Pipeline – 0.33%		
Williams Companies, Inc. (The)	140,400	3,003,156
Utilities – Telephone – 0.00%		
GT Group Telecom, Inc., Warrants (A)(B)*	3,950	4
TOTAL COMMON STOCKS, RIGHT AND WARRANT – 2.61%		$ 23,535,315
(Cost: $18,526,682)		
PREFERRED STOCKS		
Apparel – 0.00%		
Anvil Holdings, Inc., 13.0% (B)*	168,014	168
Broadcasting – 0.00%		
Adelphia Communications Corporation, 13.0%*	17,500	8,750
TOTAL PREFERRED STOCKS – 0.00%		$ 8,918
(Cost: $4,931,247)		

See Notes to Schedule of Investments on page 22.

The Investments of High Income Fund

March 31, 2006

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Aircraft – 1.73%		
BE Aerospace, Inc.,		
8.5%, 10–1–10	$ 750	$ 796,875
Bombardier Recreational Products Inc.,		
8.375%, 12–15–13	1,875	1,978,125
Esterline Technologies Corporation,		
7.75%, 6–15–13	4,750	4,880,625
L–3 Communications Corporation,		
6.125%, 1–15–14	4,400	4,279,000
Orbital Sciences Corporation,		
9.0%, 7–15–11	3,500	3,736,250
		15,670,875
Aluminum – 0.17%		
Century Aluminum Company,		
7.5%, 8–15–14	1,450	**1,508,000**
Apparel – 0.73%		
Perry Ellis International, Inc.,		
8.875%, 9–15–13	5,000	5,000,000
Quiksilver, Inc.,		
6.875%, 4–15–15	1,600	1,556,000
		6,556,000
Beverages – 0.20%		
Constellation Brands, Inc.,		
8.125%, 1–15–12	1,750	**1,835,313**
Broadcasting – 3.08%		
CCH II and CCH II Capital,		
10.25%, 9–15–10	6,380	6,268,350
EchoStar DBS Corporation:		
5.75%, 10–1–08	2,750	2,722,500
7.78%, 10–1–08	2,325	2,377,313
Entercom Radio, LLC and Entercom Capital, Inc.,		
7.625%, 3–1–14	3,000	3,060,000
Gray Communications Systems, Inc.,		
9.25%, 12–15–11	9,125	9,672,500
NTL Cable PLC,		
8.75%, 4–15–14	1,200	1,230,000
PanAmSat Corporation,		
6.375%, 1–15–08	2,550	2,553,187
		27,883,850

See Notes to Schedule of Investments on page 22.

The Investments of High Income Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Business Equipment and Services – 5.41%		
Ahern Rentals, Inc.,		
9.25%, 8–15–13	$1,875	$ 1,954,688
Allied Waste North America, Inc.:		
8.875%, 4–1–08	2,375	2,493,750
8.5%, 12–1–08	4,500	4,730,625
9.25%, 9–1–12	2,666	2,875,948
Argo-Tech Corporation,		
9.25%, 6–1–11	1,225	1,292,375
Carriage Services, Inc.,		
7.875%, 1–15–15	2,600	2,645,500
Centennial Cellular Corp. and Centennial Cellular Operating Co. LLC,		
10.75%, 12–15–08	1,813	1,851,526
Iron Mountain Incorporated:		
8.625%, 4–1–13	2,700	2,808,000
7.75%, 1–15–15	7,000	7,052,500
Mac-Gray Corporation,		
7.625%, 8–15–15	800	816,000
MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company:		
8.16%, 12–15–11	2,800	2,835,000
8.0%, 12–15–14	800	748,000
Owens & Minor, Inc.,		
8.5%, 7–15–11	4,750	4,987,500
Service Corporation International,		
7.0%, 6–15–17 (A)	1,600	1,628,000
Syniverse Technologies, Inc.,		
7.75%, 8–15–13	4,650	4,655,812
UCAR Finance Inc.,		
10.25%, 2–15–12	3,780	4,035,150
Vertis, Inc.,		
13.5%, 12–7–09 (A)	1,850	1,484,625
		48,894,999
Capital Equipment – 3.41%		
Case New Holland Inc.:		
9.25%, 8–1–11	5,600	5,978,000
7.125%, 3–1–14 (A)	1,560	1,540,500
Columbus McKinnon Corporation,		
8.875%, 11–1–13	800	840,000
Dresser-Rand Group Inc.,		
7.375%, 11–1–14 (A)	1,102	1,124,040

See Notes to Schedule of Investments on page 22.

The Investments of High Income Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Capital Equipment (Continued)		
IMCO Recycling Inc.,		
10.375%, 10–15–10	$1,650	$ 1,819,125
JLG Industries, Inc.,		
8.25%, 5–1–08	4,880	5,111,800
Mueller Group, Inc.,		
10.0%, 5–1–12	5,825	6,378,375
Simmons Bedding Company,		
7.875%, 1–15–14	3,412	3,301,110
Simmons Company,		
0.0%, 12–15–14 (C)	7,370	4,716,800
		30,809,750
Chemicals – Petroleum and Inorganic – 1.86%		
Resolution Performance Products LLC and		
RPP Capital Corporation:		
9.5%, 4–15–10	4,500	4,680,000
13.5%, 11–15–10	3,875	4,141,406
UAP Holding Corp.,		
0.0%, 7–15–12 (C)	5,640	5,047,800
United Agri Products, Inc.,		
8.25%, 12–15–11	2,866	2,980,640
		16,849,846
Chemicals – Specialty – 1.37%		
Compass Minerals International, Inc.:		
0.0%, 12–15–12 (C)	5,000	4,650,000
0.0%, 6–1–13 (C)	6,750	6,041,250
Ethyl Corporation,		
8.875%, 5–1–10	1,650	1,711,875
		12,403,125
Coal – 2.05%		
Foundation PA Coal Company,		
7.25%, 8–1–14	9,200	9,338,000
James River Coal Company,		
9.375%, 6–1–12	5,700	5,956,500
Southern Star Central Corp.,		
8.5%, 8–1–10	3,000	3,228,750
		18,523,250
Communications Equipment – 0.14%		
AirGate PCS, Inc.,		
8.35%, 10–15–11	1,250	**1,292,188**

See Notes to Schedule of Investments on page 22.

The Investments of High Income Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Computers – Peripherals – 1.46%		
ASG Consolidated LLC and ASG Finance, Inc.,		
0.0%, 11–1–11 (C)	$11,050	$ 9,061,000
Activant Solutions Inc.:		
10.53%, 4–1–10 (A)	800	816,000
10.5%, 6–15–11	3,000	3,322,500
		13,199,500
Construction Materials – 7.86%		
AMH Holdings, Inc.,		
0.0%, 3–1–14 (C)	8,625	4,959,375
Associated Materials Incorporated,		
9.75%, 4–15–12	5,820	6,038,250
Brand Services, Inc.,		
12.0%, 10–15–12	4,250	4,547,500
Builders FirstSource, Inc.,		
8.99875%, 2–15–12	7,290	7,472,250
Interface, Inc.:		
7.3%, 4–1–08	2,250	2,295,000
10.375%, 2–1–10	6,180	6,767,100
9.5%, 2–1–14	3,750	3,843,750
Jacuzzi Brands, Inc.,		
9.625%, 7–1–10	10,000	10,725,000
MAAX Corporation,		
9.75%, 6–15–12	3,750	3,206,250
Norcraft Holdings, L.P. and Norcraft Capital Corp.,		
9.0%, 11–1–11	6,750	7,020,000
Nortek, Inc.,		
8.5%, 9–1–14	3,165	3,220,387
Ply Gem Industries, Inc.,		
9.0%, 2–15–12	9,125	8,486,250
Texas Industries, Inc.,		
7.25%, 7–15–13	400	412,000
WII Components, Inc.,		
10.0%, 2–15–12	2,000	2,032,500
		71,025,612
Containers – 3.89%		
Alltrista Corporation,		
9.75%, 5–1–12	9,700	10,015,250
Graham Packaging Company, L.P. and		
GPC Capital Corp. I:		
8.5%, 10–15–12	800	808,000
9.875%, 10–15–14	1,600	1,620,000

See Notes to Schedule of Investments on page 22.

The Investments of High Income Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Containers (Continued)		
Jefferson Smurfit Corporation,		
8.25%, 10–1–12	$2,000	$ 1,962,500
MDP Acquisitions plc,		
9.625%, 10–1–12	6,800	7,191,000
Owens-Brockway Glass Container Inc.,		
8.75%, 11–15–12	9,750	10,432,500
Stone Container Corporation,		
9.75%, 2–1–11	1,640	1,685,100
Stone Container Finance Company of Canada II,		
7.375%, 7–15–14	1,600	1,488,000
		35,202,350
Cosmetics and Toiletries – 0.17%		
Chattem, Inc.,		
7.0%, 3–1–14	1,500	**1,498,125**
Defense – 0.69%		
Armor Holdings, Inc.,		
8.25%, 8–15–13	3,500	3,753,750
DRS Technologies, Inc.:		
6.875%, 11–1–13	1,650	1,650,000
7.625%, 2–1–18	775	798,250
		6,202,000
Electrical Equipment – 0.70%		
Coleman Cable Inc.,		
9.875%, 10–1–12	3,950	3,555,000
Rexnord Corporation,		
10.125%, 12–15–12	2,500	2,743,750
		6,298,750
Finance Companies – 3.76%		
Athena Neurosciences Finance, LLC,		
7.25%, 2–21–08	5,000	4,925,000
Dollar Financial Group, Inc.,		
9.75%, 11–15–11	6,250	6,562,500
Goodman Global Holdings, Inc.,		
7.875%, 12–15–12	4,850	4,789,375
Hanover Equipment Trust 2001B,		
8.75%, 9–1–11	1,850	1,935,563
MSW Energy Holdings LLC and MSW Energy Finance Co., Inc.,		
8.5%, 9–1–10	1,600	1,696,000

See Notes to Schedule of Investments on page 22.

The Investments of High Income Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Norcraft Companies, L.P. and Norcraft Finance Corp.,		
0.0%, 9–1–12 (C)	$ 850	$ 671,500
PIH Acquisition Co.,		
10.75%, 10–1–13 (A)	2,350	2,279,500
R.H. Donnelley Finance Corporation III,		
8.875%, 1–15–16 (A)	3,950	4,108,000
Vanguard Health Holding Company II, LLC and		
Vanguard Holding Company II, Inc.,		
9.0%, 10–1–14	4,345	4,442,762
Visant Holding Corp.,		
8.75%, 12–1–13 (A)	2,730	2,620,936
		34,031,136
Food and Related – 4.23%		
American Seafoods Group LLC and American		
Seafoods, Inc.,		
10.125%, 4–15–10	11,160	11,725,031
Doane Pet Care Company:		
10.75%, 3–1–10	6,500	7,036,250
10.625%, 11–15–15	2,325	2,464,500
Pierre Merger Corp.,		
9.875%, 7–15–12	6,500	6,678,750
Pilgrim's Pride Corporation:		
9.625%, 9–15–11	1,000	1,042,500
9.25%, 11–15–13	850	856,375
Pinnacle Foods Holding Corporation,		
8.25%, 12–1–13	8,500	8,415,000
		38,218,406
Forest and Paper Products – 1.85%		
Buckeye Cellulose Corporation,		
9.25%, 9–15–08	1,235	1,235,000
Buckeye Technologies Inc.:		
8.0%, 10–15–10	10,890	10,508,850
8.5%, 10–1–13	3,750	3,778,125
Georgia-Pacific Corporation,		
9.5%, 12–1–11	1,100	1,204,500
		16,726,475
Health Care – General – 0.81%		
Encore Medical IHC, Inc.,		
9.75%, 10–1–12	7,250	**7,322,500**

See Notes to Schedule of Investments on page 22.

The Investments of High Income Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Homebuilders, Mobile Homes – 1.55%		
Meritage Corporation,		
7.0%, 5–1–14	$3,800	$ 3,553,000
Standard Pacific Corp.,		
6.5%, 8–15–10	2,400	2,292,000
Technical Olympic USA, Inc.:		
7.5%, 3–15–11	1,800	1,638,000
7.5%, 1–15–15	1,500	1,293,750
WCI Communities, Inc.,		
9.125%, 5–1–12	5,123	5,212,652
		13,989,402
Hospital Supply and Management – 6.10%		
Accellent Inc.,		
10.5%, 12–1–13	2,325	2,481,938
HCA – The Healthcare Company,		
7.125%, 6–1–06	3,000	3,007,332
Psychiatric Solutions, Inc.:		
10.625%, 6–15–13	4,570	5,106,975
7.75%, 7–15–15	8,300	8,445,250
Rural/Metro Corporation,		
0.0%, 3–15–16 (C)	2,740	2,000,200
Rural/Metro Operating Company, LLC and		
Rural/Metro (Delaware) Inc.,		
9.875%, 3–15–15	4,400	4,741,000
Tenet Healthcare Corporation,		
9.875%, 7–1–14	5,980	6,054,750
Triad Hospitals, Inc.,		
7.0%, 11–15–13	5,750	5,663,750
US Oncology Holdings, Inc.,		
10.32%, 3–15–15	8,465	8,486,162
US Oncology, Inc.:		
9.0%, 8–15–12	1,750	1,811,250
10.75%, 8–15–14	2,000	2,185,000
United Surgical Partners Holdings, Inc.,		
10.0%, 12–15–11	4,875	5,191,875
		55,175,482
Hotels and Gaming – 5.16%		
Gaylord Entertainment Company,		
8.0%, 11–15–13	2,400	2,502,000
HMH Properties, Inc.,		
7.875%, 8–1–08	171	172,283
Inn of the Mountain Gods Resort and Casino,		
12.0%, 11–15–10	6,850	7,398,000

See Notes to Schedule of Investments on page 22.

The Investments of High Income Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Hotels and Gaming (Continued)		
MGM Grand, Inc.,		
9.75%, 6–1–07	$5,750	$ 5,987,187
MGM MIRAGE:		
8.5%, 9–15–10	4,750	5,082,500
8.375%, 2–1–11	2,500	2,637,500
Mandalay Resort Group,		
9.375%, 2–15–10	6,500	7,052,500
Pinnacle Entertainment, Inc.,		
8.25%, 3–15–12	7,280	7,625,800
Station Casinos, Inc.,		
6.875%, 3–1–16	3,250	3,266,250
Turning Stone Casino Resort Enterprise,		
9.125%, 12–15–10 (A)	900	936,000
Vail Resorts, Inc.,		
6.75%, 2–15–14	4,000	3,950,000
		46,610,020
Household – General Products – 0.74%		
Jean Coutu Group (PJC) Inc. (The),		
8.5%, 8–1–14	3,500	3,211,250
Sealy Mattress Company,		
8.25%, 6–15–14	3,375	3,526,875
		6,738,125
Leisure Time Industry – 0.39%		
Royal Caribbean Cruises Ltd.:		
8.0%, 5–15–10	1,250	1,336,680
8.75%, 2–2–11	2,000	2,207,412
		3,544,092
Metal Fabrication – 0.38%		
Metals USA, Inc.,		
11.125%, 12–1–15 (A)	3,100	**3,410,000**
Motion Pictures – 1.43%		
AMC Entertainment Inc.,		
8.0%, 3–1–14	2,700	2,409,750
Cinemark, Inc.,		
0.0%, 3–15–14 (C)	11,500	8,797,500
Cinemark USA, Inc.,		
9.0%, 2–1–13	1,600	1,700,000
		12,907,250

See Notes to Schedule of Investments on page 22.

The Investments of High Income Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Motor Vehicles – 2.48%		
AutoNation, Inc.,		
9.0%, 8–1–08	$4,750	$ 5,130,000
Group 1 Automotive, Inc.,		
8.25%, 8–15–13	3,375	3,408,750
Sonic Automotive, Inc.,		
8.625%, 8–15–13	7,000	7,000,000
TRW Automotive Acquisition Corp.,		
9.375%, 2–15–13	1,500	1,621,875
United Auto Group, Inc.,		
9.625%, 3–15–12	5,000	5,293,750
		22,454,375
Multiple Industry – 0.31%		
K&F Acquisition, Inc.,		
7.75%, 11–15–14	2,764	**2,798,550**
Petroleum – Domestic – 2.69%		
Chaparral Energy, Inc.,		
8.5%, 12–1–15 (A)	1,950	2,028,000
Coastal Corporation (The),		
9.625%, 5–15–12 (A)	4,000	4,450,000
Delta Petroleum Corporation,		
7.0%, 4–1–15	800	732,000
Denbury Resources Inc.:		
7.5%, 4–1–13	1,750	1,806,875
7.5%, 12–15–15	3,315	3,447,600
EXCO Resources, Inc.,		
7.25%, 1–15–11	6,500	6,467,500
Frontier Oil Corporation,		
6.625%, 10–1–11	3,550	3,541,125
KCS Energy, Inc.,		
7.125%, 4–1–12	750	744,375
Swift Energy Company,		
9.375%, 5–1–12	1,000	1,067,500
		24,284,975
Petroleum – International – 1.19%		
Forest Oil Corporation:		
8.0%, 6–15–08	2,500	2,593,750
7.75%, 5–1–14	1,000	1,032,500
Inergy, L.P. and Inergy Finance Corp.:		
6.875%, 12–15–14	3,600	3,420,000
8.25%, 3–1–16 (A)	1,560	1,599,000
Newfield Exploration Company,		
7.625%, 3–1–11	2,000	2,127,500
		10,772,750

See Notes to Schedule of Investments on page 22.

The Investments of High Income Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Petroleum – Services – 4.00%		
Copano Energy, L.L.C.,		
8.125%, 3–1–16 (A)	$2,650	$ 2,742,750
Grant Prideco, Inc.,		
6.125%, 8–15–15	800	780,000
Hanover Compressor Company:		
8.625%, 12–15–10	2,350	2,464,563
7.5%, 4–15–13	1,650	1,650,000
9.0%, 6–1–14	750	806,250
Mirant North America, LLC and MNA Finance Corp.,		
7.375%, 12–31–13 (A)	1,600	1,632,000
Pemex Project Funding Master Trust,		
7.375%, 12–15–14	12,200	13,023,500
R&B Falcon Corporation,		
9.5%, 12–15–08	3,750	4,130,692
SESI, L.L.C.,		
8.875%, 5–15–11	4,250	4,441,250
SemGroup, L.P. and SemGroup Finance Corp.,		
8.75%, 11–15–15 (A)	1,950	1,989,000
VeraSun Energy Corporation,		
9.875%, 12–15–12 (A)	2,350	2,491,000
		36,151,005
Publishing – 1.09%		
CBD Media Holdings LLC and CBD Holdings Finance, Inc.,		
9.25%, 7–15–12	3,200	3,260,000
CBD Media LLC and CBD Finance, Inc.,		
8.625%, 6–1–11	1,700	1,723,375
Dex Media West LLC and Dex Media West Finance Co.,		
8.5%, 8–15–10	4,600	4,864,500
		9,847,875
Railroad – 1.31%		
Kansas City Southern Railway Company (The),		
7.5%, 6–15–09	5,550	5,633,250
TFM, S.A. de C.V.,		
9.375%, 5–1–12	5,625	6,187,500
		11,820,750
Real Estate Investment Trust – 1.96%		
Host Marriott, L.P.:		
9.25%, 10–1–07	4,250	4,451,875
7.125%, 11–1–13	13,000	13,227,500
		17,679,375

See Notes to Schedule of Investments on page 22.

The Investments of High Income Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Restaurants – 0.09%		
Carrols Corporation,		
9.0%, 1–15–13	$ 800	$ 804,000
Retail – Food Stores – 1.51%		
Couche-Tard U.S. L.P. and Couche-Tard Financing Corp.,		
7.5%, 12–15–13	2,450	2,511,250
Domino's Inc.,		
8.25%, 7–1–11	2,406	2,466,150
Stater Bros. Holdings Inc.:		
8.41%, 6–15–10	2,850	2,910,562
8.125%, 6–15–12	5,750	5,742,813
		13,630,775
Retail – General Merchandise – 0.21%		
NBC Acquisition Corp.,		
0.0%, 3–15–13 (C)	2,650	1,881,500
Retail – Specialty Stores – 1.85%		
CSK Auto, Inc.,		
7.0%, 1–15–14	4,750	4,524,375
General Nutrition Centers, Inc.,		
8.5%, 12–1–10	1,750	1,658,125
Nebraska Book Company, Inc.,		
8.625%, 3–15–12	6,235	5,736,200
United Rentals (North America), Inc.,		
7.0%, 2–15–14	5,000	4,812,500
		16,731,200
Security and Commodity Brokers – 0.40%		
Global Cash Access, L.L.C. and Global Cash Access		
Finance Corporation,		
8.75%, 3–15–12	3,413	3,664,709
Utilities – Electric – 2.23%		
Aquila, Inc.,		
14.875%, 7–1–12	4,500	6,086,250
DPL Inc.,		
8.25%, 3–1–07	1,570	1,604,923
NRG Energy, Inc.:		
7.25%, 2–1–14	3,800	3,861,750
7.375%, 2–1–16	3,765	3,845,006
Sierra Pacific Resources,		
6.75%, 8–15–17 (A)	2,400	2,409,000
Tenaska Alabama Partners, L.P.,		
7.0%, 6–30–21 (A)	2,365	2,372,293
		20,179,222

See Notes to Schedule of Investments on page 22.

The Investments of High Income Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Gas and Pipeline – 1.77%		
ANR Pipeline Company,		
8.875%, 3–15–10	$2,400	$ 2,553,000
Northwest Pipeline Corporation,		
8.125%, 3–1–10	5,300	5,591,500
Sonat Inc.,		
7.625%, 7–15–11	1,800	1,854,000
Williams Companies, Inc. (The):		
8.125%, 3–15–12	2,650	2,845,437
7.625%, 7–15–19	3,000	3,195,000
		16,038,937
Utilities – Telephone – 8.61%		
Alamosa (Delaware), Inc.:		
12.0%, 7–31–09	4,353	4,690,357
8.5%, 1–31–12	6,700	7,219,250
American Tower Corporation,		
7.5%, 5–1–12	3,750	3,928,125
American Towers, Inc.,		
7.25%, 12–1–11	4,750	4,951,875
IWO Escrow Company:		
8.35%, 1–15–12	800	833,000
0.0%, 1–15–15 (C)	3,150	2,354,625
LCI International, Inc.,		
7.25%, 6–15–07	5,150	5,201,500
MCI, Inc.,		
6.908%, 5–1–07	5,158	5,209,580
Nextel Communications, Inc.:		
5.95%, 3–15–14	2,550	2,524,564
7.375%, 8–1–15	7,500	7,865,528
Nextel Partners, Inc.,		
8.125%, 7–1–11	5,100	5,393,250
Qwest Capital Funding, Inc.,		
7.75%, 8–15–06	2,750	2,767,188
Qwest Corporation,		
8.875%, 3–15–12	5,000	5,587,500
SBA Communications Corporation,		
8.5%, 12–1–12	4,583	5,087,130
US Unwired Inc.:		
9.16%, 6–15–10	2,000	2,060,000
10.0%, 6–15–12	6,675	7,484,344
Ubiquitel Operating Company,		
9.875%, 3–1–11	4,300	4,697,750
		77,855,566
TOTAL CORPORATE DEBT SECURITIES – 93.02%		**$840,921,985**
(Cost: $821,771,864)		

See Notes to Schedule of Investments on page 22.

The Investments of High Income Fund

March 31, 2006

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Aluminum – 1.46%		
Alcan Aluminum Corp.,		
4.9%, 4–3–06	$13,168	**$ 13,164,415**
Food and Related – 0.55%		
Sara Lee Corporation,		
4.81%, 4–4–06	5,000	**4,997,996**
Multiple Industry – 0.55%		
Michigan Consolidated Gas Co.,		
4.85%, 4–7–06	4,965	**4,960,986**
Publishing – 0.83%		
Tribune Co.,		
4.75%, 4–5–06	7,500	**7,496,042**
Utilities – Telephone – 0.88%		
Verizon Communications Inc.,		
4.83%, 4–19–06	8,000	**7,980,680**
TOTAL SHORT-TERM SECURITIES – 4.27%		**$ 38,600,119**
(Cost: $38,600,119)		
TOTAL INVESTMENT SECURITIES – 99.90%		**$903,066,337**
(Cost: $883,829,912)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.10%		**948,288**
NET ASSETS – 100.00%		**$904,014,625**

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, the total value of these securities amounted to $41,710,648 or 4.61% of net assets.

(B)Security valued in good faith by the Valuation Committee appointed by the Board of Directors.

(C)The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

HIGH INCOME FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $883,830) (Notes 1 and 3)	$903,066
Cash	817
Receivables:	
Dividends and interest.	16,957
Fund shares sold.	1,118
Prepaid and other assets	88
Total assets	922,046

LIABILITIES

Payable for investment securities purchased	14,597
Payable to Fund shareholders	2,621
Accrued shareholder servicing (Note 2).	214
Accrued service fee (Note 2)	173
Accrued accounting services fee (Note 2)	18
Accrued management fee (Note 2)	15
Accrued distribution fee (Note 2)	5
Other	388
Total liabilities	18,031
Total net assets.	$904,015

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$123,040
Additional paid-in capital	994,443
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	1,455
Accumulated undistributed net realized loss on	
investment transactions	(234,159)
Net unrealized appreciation in value of investments.	19,236
Net assets applicable to outstanding units of capital.	$904,015
Net asset value per share (net assets divided by shares outstanding):	
Class A	$7.35
Class B	$7.34
Class C	$7.35
Class Y	$7.35
Capital shares outstanding:	
Class A	113,061
Class B	4,608
Class C	2,094
Class Y	3,277
Capital shares authorized	500,000

See Notes to Financial Statements.

Statement of Operations

HIGH INCOME FUND
For the Six Months Ended March 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization	$36,894
Dividends	363
Total income	37,257
Expenses (Note 2):	
Investment management fee	2,777
Service fee:	
Class A	1,025
Class B	43
Class C	20
Shareholder servicing:	
Class A	909
Class B	76
Class C	29
Class Y	18
Distribution fee:	
Class A	15
Class B	131
Class C	59
Accounting services fee	110
Audit fees	17
Legal fees	17
Custodian fees	13
Other	164
Total expenses	5,423
Net investment income	31,834
REALIZED AND UNREALIZED GAIN (LOSS)	
ON INVESTMENTS (NOTES 1 AND 3)	
Realized net loss on investments	(4,098)
Unrealized depreciation in value of investments	(604)
Net loss on investments	(4,702)
Net increase in net assets resulting from operations	$27,132

See Notes to Financial Statements.

Statement of Changes in Net Assets

HIGH INCOME FUND
(In Thousands)

	For the six months ended March 31, 2006	For the fiscal year ended September 30, 2005
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 31,834	$ 65,780
Realized net gain (loss) on investments	(4,098)	8,152
Unrealized depreciation.	(604)	(29,774)
Net increase in net assets resulting from operations.	27,132	44,158
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(30,334)	(59,640)
Class B	(1,101)	(2,192)
Class C	(501)	(983)
Class Y	(874)	(1,675)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(32,810)	(64,490)
Capital share transactions (Note 5)	(22,080)	10,392
Total decrease	(27,758)	(9,940)
NET ASSETS		
Beginning of period.	931,773	941,713
End of period.	$904,015	$931,773
Undistributed net investment income	$ 1,455	$ 2,431

(1)See "Financial Highlights" on pages 26 - 29.

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$7.39	$7.55	$7.39	$6.84	$7.26	$8.10
Income (loss) from investment operations:						
Net investment income	0.26	0.52	0.51	0.52	0.56	0.66
Net realized and unrealized gain (loss) on investments	(0.03)	(0.17)	0.17	0.54	(0.42)	(0.84)
Total from investment operations	0.23	0.35	0.68	1.06	0.14	(0.18)
Less distributions from:						
Net investment income	(0.27)	(0.51)	(0.52)	(0.51)	(0.56)	(0.66)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.27)	(0.51)	(0.52)	(0.51)	(0.56)	(0.66)
Net asset value, end of period	$7.35	$7.39	$7.55	$7.39	$6.84	$7.26
Total return[1]	3.16%	4.77%	9.44%	16.10%	1.91%	−2.51%
Net assets, end of period (in millions)	$831	$856	$870	$833	$728	$715
Ratio of expenses to average net assets	1.15%[2]	1.14%	1.11%	1.15%	1.13%	1.08%
Ratio of net investment income to average net assets	7.08%[2]	6.93%	6.83%	7.31%	7.61%	8.56%
Portfolio turnover rate	20%	40%	65%	63%	57%	74%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	**2004**	**2003**	**2002**	**2001**
Net asset value, beginning of period	$7.39	$7.55	$7.39	$6.83	$7.25	$8.10
Income (loss) from investment operations:						
Net investment income	0.22	0.45	0.44	0.45	0.49	0.59
Net realized and unrealized gain (loss) on investments	(0.04)	(0.17)	0.16	0.55	(0.42)	(0.85)
Total from investment operations	0.18	0.28	0.60	1.00	0.07	(0.26)
Less distributions from:						
Net investment income	(0.23)	(0.44)	(0.44)	(0.44)	(0.49)	(0.59)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.23)	(0.44)	(0.44)	(0.44)	(0.49)	(0.59)
Net asset value, end of period	$7.34	$7.39	$7.55	$7.39	$6.83	$7.25
Total return	2.51%	3.75%	8.37%	15.10%	0.79%	–3.41%
Net assets, end of period (in millions)	$34	$36	$36	$30	$21	$12
Ratio of expenses to average net assets	2.13%[1]	2.11%	2.08%	2.16%	2.11%	1.99%
Ratio of net investment income to average net assets	6.10%[1]	5.95%	5.86%	6.29%	6.60%	7.61%
Portfolio turnover rate	20%	40%	65%	63%	57%	74%

(1) Annualized.

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$7.39	$7.55	$7.39	$6.83	$7.25	$8.11
Income (loss) from investment operations:						
Net investment income	0.23	0.45	0.44	0.45	0.49	0.60
Net realized and unrealized gain (loss) on investments	(0.04)	(0.17)	0.17	0.55	(0.42)	(0.87)
Total from investment operations	0.19	0.28	0.61	1.00	0.07	(0.27)
Less distributions from:						
Net investment income	(0.23)	(0.44)	(0.45)	(0.44)	(0.49)	(0.59)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.23)	(0.44)	(0.45)	(0.44)	(0.49)	(0.59)
Net asset value, end of period	$7.35	$7.39	$7.55	$7.39	$6.83	$7.25
Total return	2.68%	3.82%	8.46%	15.13%	0.76%	–3.42%
Net assets, end of period (in millions)	$15	$16	$15	$10	$9	$5
Ratio of expenses to average net assets	2.06%[1]	2.04%	2.01%	2.13%	2.12%	1.97%
Ratio of net investment income to average net assets	6.17%[1]	6.02%	5.93%	6.33%	6.59%	7.60%
Portfolio turnover rate	20%	40%	65%	63%	57%	74%

(1) Annualized.

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$7.39	$7.55	$7.40	$6.84	$7.25	$8.10
Income (loss) from investment operations:						
Net investment income	0.27	0.55	0.54	0.52	0.58	0.69
Net realized and unrealized gain (loss) on investments	(0.03)	(0.18)	0.15	0.57	(0.41)	(0.85)
Total from investment operations	0.24	0.37	0.69	1.09	0.17	(0.16)
Less distributions from:						
Net investment income	(0.28)	(0.53)	(0.54)	(0.53)	(0.58)	(0.69)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.28)	(0.53)	(0.54)	(0.53)	(0.58)	(0.69)
Net asset value, end of period	$7.35	$7.39	$7.55	$7.40	$6.84	$7.25
Total return	3.33%	5.07%	9.62%	16.65%	2.20%	–2.22%
Net assets, end of period (in millions)	$24	$24	$20	$16	$6	$3
Ratio of expenses to average net assets	0.83%[1]	0.83%	0.83%	0.82%	0.82%	0.81%
Ratio of net investment income to average net assets	7.40%[1]	7.24%	7.13%	7.58%	7.91%	8.82%
Portfolio turnover rate	20%	40%	65%	63%	57%	74%

(1) Annualized.

Notes to Financial Statements

March 31, 2006

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors High Income Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide a high level of current income, by investing primarily in a diversified portfolio of high-yield, high-risk fixed income securities, with a secondary objective of capital growth when consistent with the primary objective. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. Federal income taxes – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.625% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund paid WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $1,137,421. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the six-month period ended March 31, 2006, W&R received $1,751, $48,637 and $4,768 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $709,362 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Fund paid Directors' regular compensation of $27,943, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $166,899,082, while proceeds from maturities and sales aggregated $170,753,645. Purchases of short-term securities aggregated $2,118,611,567, while proceeds from maturities and sales aggregated $2,125,290,677. No U.S. government securities were bought or sold during the six-month period ended March 31, 2006.

For Federal income tax purposes, cost of investments owned at March 31, 2006 was $883,829,812, resulting in net unrealized appreciation of $19,236,425, of which $32,480,650 related to appreciated securities and $13,244,225 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2005 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$65,792,788
Distributed ordinary income	64,490,078
Undistributed ordinary income*	2,782,191
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	—
Post-October losses deferred	—

*This entire amount was distributed prior to March 31, 2006.

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2007	$ 18,339,349
September 30, 2008	69,897,740
September 30, 2009	19,270,602
September 30, 2010	48,079,168
September 30, 2011	74,473,774
Total carryover	$230,060,633

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands

	For the six months ended March 31, 2006	For the fiscal year ended September 30, 2005
Shares issued from sale of shares:		
Class A	9,290	23,654
Class B	299	1,059
Class C	322	966
Class Y	591	1,595
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	3,765	7,193
Class B	141	275
Class C	65	124
Class Y	120	224
Shares redeemed:		
Class A	(15,773)	(30,321)
Class B	(729)	(1,218)
Class C	(477)	(926)
Class Y	(605)	(1,342)
Increase (decrease) in outstanding capital shares	(2,991)	1,283
Value issued from sale of shares:		
Class A	$ 67,942	$177,827
Class B	2,185	7,996
Class C	2,353	7,277
Class Y	4,334	12,057
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	27,433	53,933
Class B	1,028	2,059
Class C	475	931
Class Y	874	1,675
Value redeemed:		
Class A	(115,452)	(227,312)
Class B	(5,333)	(9,098)
Class C	(3,486)	(6,921)
Class Y	(4,433)	(10,032)
Increase (decrease) in outstanding capital	$(22,080)	$ 10,392

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors High Income Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors High Income Fund, Inc. (the "Fund"), as of March 31, 2006, and the related statement of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended September 30, 2005, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors High Income Fund, Inc. as of March 31, 2006, the results of its operations for the six-month period then ended, the changes in its net assets for the six-month period then ended and the fiscal year ended September 30, 2005, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 16, 2006

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL or (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Income Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Limited-Term Bond Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Retirement Shares

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

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WADDELL & REED

NUR1009SA (3-06)